OMB Approval

                                                              OMB 3235-0145



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     AMERICAN BODY ARMOR & EQUIPMENT, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   024635 203
                                 (CUSIP Number)

       Robert W. Sullivan, Esq., 205 North White Street, Fort Mill, SC 29715
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 18, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/ .

   Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


   SEC 1746 (9-82)


                                       13D
    CUSIP NO.    024635 203



     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CLARK-SCHWEBEL, INC. (formerly known as CLARK-SCHWEBEL FIBER GLASS
         CORP.)


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /_/
                                                                      (b)  /_/
         N/A

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING PURSUANT TO ITEMS 2(d) or 2(e)

                                                                      /_/
     6   CITIZENSHIP OR PLACE OF ORGANIZATION


                             7   SOLE VOTING POWER
          NUMBER OF
            SHARES               -0-
         BENEFICIALLY
                             8   SHARED VOTING POWER
           OWNED BY
                                 -0-
             EACH
          REPORTING          9   SOLE DISPOSITIVE POWER
            PERSON               -0-
             WITH
                            10   SHARED DISPOSITIVE POWER
                                 -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         /_/
         N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

    14   TYPE OF REPORTING PERSON*
         Co

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, the Schedule 13D of Clark Schwebel, Inc., formerly known as Clark-Schwebel Fiber Glass Corp. ("C/S"), relating to securities of American Body Armor & Equipment, Inc. ("ABA") is hereby amended as follows:


   Item 5.   Interest in Securities of the Issuer.

        This Amendment to Schedule 13D is being filed to reflect the sale by C/S of all shares of ABA Common Stock owned by it, which shares consist of 1,804,231 shares received by it pursuant to the Chapter 11 reorganization of ABA, 363,254 shares issued upon conversion of convertible preferred stock received by it in connection with the reorganization and 4,558 shares received by C/S as director's fees under ABA's Restricted Stock Plan for services provided by C/S's representative on ABA's board. On January 18, 1996, C/S entered into and closed a Stock Purchase Agreement with Kanders Florida Holdings, Inc., a Delaware corporation, for the sale of all of the ABA stock owned by C/S.The portions of Item 5 of the original 13D have not changed except as reflected in items 7 through 13 of the amended cover page attached hereto. C/S has not effected any transactions in ABA securities during the preceding 60 days except pursuant to the Stock Purchase Agreement; however, 202,504 shares of Common Stock were received by C/S on January 4, 1996 upon mandatory conversion required by ABA of 141,753 shares of convertible preferred stock.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Stock Purchase Agreement dated January 18, 1996 between C/S as Seller and Kanders Florida Holdings, Inc. is attached hereto as Exhibit 1.

   Item 7.   Material to be Filed as Exhibits.

        Exhibit 1:     Stock Purchase Agreement.

        Exhibit 2: Schedule 13D filed on behalf of Clark-Schwebel Fiber Glass Corp. the text of which is required to be refiled pursuant to Rule 13d-2(c).

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      CLARK SCHWEBEL, INC., formerly known as
                                      CLARK-SCHWEBEL FIBER GLASS CORP.


                                      By: /s/ Robert W. Sullivan
                                           Robert W. Sullivan, Vice President

                                      Date:     March 7, 1996